UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

22 February 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2

Telecom Place

167 Victoria Street West

Auckland 1010

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Half Year Report

2. Media Release

3. Investor Presentation

4. KPIs

5. DRP Share Buyback Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 22 February 2013	By:	/s/ Laura Byrne

	Name:	Laura Byrne
	Title:	Company Secretary

Embracing the future

Telecom Corporation of New Zealand Limited

Half Year Report

For the period ended 31 December 2012

CONTENTS

Highlights 1

From the Chairman and CEO 2

PERFORMANCE REVIEW FOR THE PERIOD

Key messages 6

Group income statement 7

Adjusting items and results 9

Segmental results 10

Capital expenditure 13

Group cash flow 14

Long-term capital management

and dividend policy 15

FINANCIAL STATEMENTS

Condensed consolidated

interim financial statements 18

Notes to the condensed consolidated

interim financial statements 24

Auditors’ review report 33

Appendix 35

Shareholder inquiries/contact details 37

FINANCIAL CALENDAR 2013

KEY DATES

Half-year result announced

22 February 2013

Financial year end

30 June 2013

Full-year result announced

23 August 2013

Annual General Meeting

8 November 2013

This report is dated 21 February 2013 and is signed on behalf of the board of Telecom Corporation of New Zealand Limited by Mark Verbiest, Chairman, and Simon Moutter, Chief Executive Officer.

Mark Verbiest

CHAIRMAN

Simon Moutter

CHIEF EXECUTIVE OFFICER

INVESTOR CENTRE

You can visit our online reports at investor.telecom.co.nz

ARBN 050 611 277

Highlights

RECENT PRODUCT DEVELOPMENTS

Comprehensive refresh of broadband plans and pricing – data and local calling packages

$19 mobile prepaid pack launch

New flat fee pricing for international data roaming

New open smartphone plans – no fixed-term contract

OUR H1 FY13 FINANCIAL HIGHLIGHTS

NZ$2,135m

Operating revenues and other gains

NZ$516m

EBITDA

NZ$163m

Net earnings for the period

9c

Earnings per share

8c

Dividends per share

NZ$246m

Capital expenditure

OUR H1 FY13 OPERATIONAL HIGHLIGHTS

158k

Growth in WCDMA mobile connections in the period

13k

Growth in retail broadband connections in the period

NZ$283m

Cumulative on-market buyback of shares completed

Telecom Half Year Report For the period ended 31 December 2012 | 1

FROM THE CHAIRMAN AND CEO

Dear shareholders,

We are pleased to report on a half year in which Telecom began the strategic shift from a traditional fixed line and mobile infrastructure company to a competitive, future-oriented mobile and data centric service provider.

Total earnings before interest, tax, depreciation and amortisation (EBITDA) of the group for the six month period ending 31 December 2012 were $516 million compared with $1,656 million for the prior comparative period.

Comparisons with previous periods are complicated by the demerger of Chorus which took effect from December 2011. Reporting on continuing operations, after adjusting for non-recurring or unusual items, provides the most meaningful view of Telecom’s performance as a separate company. On this basis, adjusted EBITDA was 3.7% higher, as reduced operating costs (principally due to lower labour costs and changes in Chorus trading arrangements) more than offset a decline in operating revenue. The Directors have declared an interim dividend of 8 cents per share (9 cents in the corresponding half year), carrying 75% imputation credits. The Dividend Reinvestment Plan has been retained and shares will be issued at the prevailing market price applied to ordinary shares.

Behind the headline numbers, our business is changing significantly. Mobile revenue is higher on the back of demand growth and there has been good growth in net customer connections since the closure of the CDMA network. On the other hand, fixed calling revenue has continued to decline in line with industry trends and following a strategic decision by our Australian unit AAPT to rationalise some low margin business.

These revenue shifts reflect the major global trends influencing our industry.

Telecommunications is becoming increasingly focused on mobile and data. Improvements in capacity, speed and reliability mean the possibility of anywhere, anytime broadband connectivity to applications hosted within our network is now a reality. Consumers want access to their data and applications wherever they are, through an ever-expanding range of smartphones and tablets. Businesses want to benefit from mobility, but retain security and control. In future, a key volume metric will be megabytes, not minutes.

Telecom is well poised to take advantage of these trends. Following the Chorus demerger, our business has changed significantly.

Today, Telecom is principally a retailer of services to consumer and business customers, utilising our own state-of-the-art Smartphone mobile network, reselling fixed line services over the Chorus copper network and, in future, over the new ultra-fast broadband (UFB) fibre network being progressively rolled out by Chorus and the local fibre companies.

A focus during the half year was to improve our market share performance in key segments by demonstrating clearly to customers our renewed determination to offer great products at competitive prices.

2 | Telecom Half Year Report For the period ended 31 December 2012

Mark Verbiest

CHAIRMAN

In mobile, our overall mobile customer base has fallen as expected with the closure of the legacy CDMA network at the end of July, but we have experienced strong growth since August with 103,000 net additional connections. A key growth driver was the introduction of New Zealand’s best value prepaid pack, which offers generous allowances of calling, text and data for $19 per month and has proved very popular with customers. In addition, our flanking brand, Skinny, increased its popularity especially among younger consumers. We also focused on managing our subscriber acquisition and retention costs (SARC) to improve margins in our mobile business.

We took further steps to improve our Smartphone mobile network. By December, we completed a programme to upgrade around 50% of the 3G network with Dual Carrier HSPA+ capability, building capacity and doubling download speeds for customers with Dual Carrier capable devices which are becoming more widely available. We are progressively extending coverage further across the 3G network, which already reaches 97% of where New Zealanders live and work, through initiatives such as planned co-location on more than 120 cell sites being developed under the Government’s Rural Broadband Initiative. In December, we also began technical trials of next generation 4G LTE network technology, with customer trials commencing in February 2013.

Simon Moutter

CHIEF EXECUTIVE OFFICER

In broadband, we resolved to stabilise our market share after several years of progressive share decline. Our move in September to refresh our portfolio of broadband plans with new sharply - priced offerings met with a pleasing customer response. Over the half year, we acquired a net 13,000 additional customers, a good performance in the context of an intensively competitive marketplace. Although the combination of competitive pressures and our new pricing has impacted margins in the broadband business, we believe the right strategy is to look to consolidate our market share ahead of the rollout of our UFB product offering from the fourth quarter (April to June) of this financial year.

We also showed our new competitive edge in December with a breakthrough approach to pricing for international data roaming. We introduced new flat rates of $6 per day for roaming in Australia and $10 per day in other top travel destinations. The flat fee approach provides certainty and simplicity, encouraging our customers to use their mobile devices overseas as they would in New Zealand and putting an end to any concerns about nasty bill shocks on the return home. The move is resonating strongly with our customers – in January 2013 (the first full month of the new pricing), roaming volumes were nearly three times higher than a year earlier.

Telecom Half Year Report For the period ended 31 December 2012 | 3

FROM THE CHAIRMAN AND CEO

Our ICT services division Gen-i experienced continued price-based competition and focused on exiting low margin business and delivering cost reduction initiatives. Gen-i maintains a leadership position in business markets, with a strong market share position in mobile among business customers. We see good opportunities to strengthen the suite of ICT solutions delivered over our networks and, increasingly, via the Cloud – not just for Gen-i’s traditional customer base, but also for smaller and medium sized businesses serviced by either Gen-i or our Retail business.

Internationally, Telecom is leading an industry initiative to construct an additional telecommunications cable between Auckland and Sydney. Planned for completion by late 2014, the new cable will significantly improve New Zealand’s international connectivity, strengthen links into fast-growing Asian markets as well as provide important redundancy for data traffic to and from New Zealand.

Looking ahead, we anticipate the process of change underway at Telecom will accelerate during the second half of this financial year. In line with the strategic shift in our business focus, management are developing a new corporate strategy and will be moving quickly to implementation over coming months. We intend to share more details about the strategy with investors in May.

Currently, our legacy as a traditional telco means we have a highly complex business and operating costs higher than our industry peers. We believe it is imperative we move quickly to recognise new business realities, simplify the business and ensure Telecom has a competitive cost base to succeed in a fast-changing marketplace.

We do not underestimate the difficult decisions, and challenges involved, in executing the strategy. But we recognise the importance of doing this well. Our products and our services matter to many people and underpin our country’s economic success. We must do all we can to realign Telecom for a positive, sustainable future.

Mark Verbiest

CHAIRMAN

Simon Moutter

CHIEF EXECUTIVE

21 February 2013

4 | Telecom Half Year Report For the period ended 31 December 2012

Directors

Directors who held office during the half year and until the date of the report were:

Mark Verbiest – Chairman since December 2011

Simon Moutter – Chief Executive Officer and Executive Director since August 2012

Paul Berriman – a Director since December 2011

Murray Horn – a Director since July 2007

Maury Leyland – a Director since December 2011

Kevin Roberts – a Director since August 2008

Charles Sitch – a Director since December 2011

Justine Smyth – a Director since December 2011

Auditor’s independence declaration

The independence declaration of our auditors is on page 34 and forms part of this report.

Telecom Half Year Report For the period ended 31 December 2012 | 5

PERFORMANCE REVIEW FOR THE PERIOD

Key messages

Statutory results [1]

SIX MONTHS ENDED 31 DECEMBER	2012 $M	2011 $M	Change %
Operating revenue and other gains – continuing operations	2,135	2,358	(9.5)
EBITDA – continuing operations	516	519	(0.6)
EBITDA – discontinued operations	–	1,137	NM[2]
Total EBITDA	516	1,656	NM
Depreciation and amortisation expense – continuing operations	269	284	(5.3)
Earnings before tax – continuing operations	225	176	27.8
Net earnings – continuing operations	163	129	26.4
Earnings from discontinued operations, net of tax	–	877	NM
Total net earnings	163	1,006	NM
Diluted EPS (cents)	9	52	NM

1 Statutory results are those prepared in accordance with IFRS. For the differences between statutory and adjusted results, refer to the 'Non-GAAP financial measures' section.

2 NM means Not Meaningful.

The statutory results above are complicated by the demerger of Chorus which took effect from December 2011. Reporting on continuing operations, after adjusting for non-recurring or unusual items and excluding the discontinued operations, provides a more meaningful view of Telecom's performance as a separate company. These results are presented below and the focus throughout this commentary is primarily on the results of Telecom's continuing operations.

Adjusted results

SIX MONTHS ENDED 31 DECEMBER	2012 $M	2011 $M	Change %
Adjusted operating revenue and other gains – continuing operations	2,125	2,322	(8.5)
Adjusted EBITDA – continuing operations	506	488	3.7
Adjusted EBITDA – discontinued operations	–	321	NM
Total adjusted EBITDA	506	809	NM
Adjusted earnings before tax – continuing operations	215	145	48.3
Adjusted net earnings – continuing operations	156	99	57.6
Total adjusted net earnings	156	240	NM
Capital expenditure	246	325	NM
Capital expenditure – continuing operations	246	189	30.2
Adjusted free cash flow – continuing operations	260	299	(13.0)

- Adjusted EBITDA from continuing operations increased by $18 million to $506 million;
- Adjusted net earnings from continuing operations increased by $57 million to $156 million;
- H1 FY13 capital expenditure from continuing operations increased by $57 million to $246 million due to investments in spectrum and capacity;
- H1 FY13 dividend declared of 8.0 cents per share, 75% imputed; and
- On-market share buyback completed totalling $283 million, with $114 million repurchased during H1 FY13.

6 | Telecom Half Year Report For the period ended 31 December 2012

Group income statement

A breakdown of the group's reported income statement for the period ended 31 December 2012 (H1 FY13) and the prior comparative period is provided in the table below. All information presented in this section refers to the statutory results prepared in accordance with IFRS and is before consideration of any adjusting items.

SIX MONTHS ENDED 31 DECEMBER	2012 $M	2011 $M	Change %
Operating revenues and other gains – continuing operations			
Local service	436	457	(4.6)
Calling	330	394	(16.2)
Interconnection	47	53	(11.3)
Mobile	455	445	2.2
Data	259	268	(3.4)
Broadband and internet	203	238	(14.7)
IT services	266	267	(0.4)
Resale	37	93	(60.2)
Other operating revenue	91	97	(6.2)
Other gains	11	46	(76.1)
	2,135	**2,358**	**(9.5)**
Operating expenses – continuing operations			
Labour	384	411	(6.6)
Intercarrier costs	480	641	(25.1)
Other operating expenses	755	782	(3.5)
Other expenses	–	5	NM
	1,619	**1,839**	**(12.0)**
EBITDA – continuing operations	**516**	**519**	**(0.6)**
Depreciation	167	178	(6.2)
Amortisation	102	106	(3.8)
Earnings before interest and tax – continuing operations	**247**	**235**	**5.1**
Net finance expense	22	59	(62.7)
Earnings before tax – continuing operations	**225**	**176**	**27.8**
Income tax expense	62	47	31.9
Net earnings from continuing operations	**163**	**129**	**26.4**
Earnings from discontinued operations, net of tax	–	877	NM
Net profit after tax	**163**	**1,006**	**NM**

Telecom Half Year Report For the period ended 31 December 2012 | 7

PERFORMANCE REVIEW FOR THE PERIOD

•Operating revenue and other gains for Telecom’s continuing operations of $2,135 million in H1 FY13 reduced by $223 million, or 9.5%, when compared to the prior comparative period. Mobile revenue increased in H1 FY13 due to growth in higher-value connections and increased mobile data revenues following further smartphone penetration. However, all other revenue lines declined, primarily due to continued competition and Telecom’s rebasing its mobile and broadband pricing. The continued declines in calling revenue primarily related to lower pricing and volumes in both the domestic market and the international carrier services market, combined with the impact of customer churn and managed rationalisation in Australia (which also impacted resale revenue).

•Other gains of $11 million in H1 FY13 comprised $10 million insurance recoveries relating to the Canterbury earthquakes and $1 million of other gains on sale. The insurance receipts are treated as adjusting items as detailed below.

•The decline in operating revenues from continuing operations was more than offset by reductions in operating expenses (excluding non-recurring other expenses), which fell by $215 million, or 11.7%, to $1,619 million in H1 FY13. For H1 FY13 the key drivers of the lower costs were reduced labour costs, lower intercarrier costs due to the effect of lower overall pricing, ongoing focus on cost-out initiatives and the impact of a strong New Zealand dollar. These reductions were partially offset by increased mobile cost of sales arising from increased acquisition volumes and higher average mobile device prices.

•The H1 FY13 combined depreciation and amortisation charges decreased by $15 million to $269 million primarily due to the flow-on effect from significant reductions in capital expenditure in the past two years.

•The net finance expense in H1 FY13 of $22 million was $37 million lower than in H1 FY12 primarily due to reduced debt levels at lower interest rates following Telecom’s refinancing in H1 FY12, as well as finance lease income on arrangements with Chorus post-demerger.

•The H1 FY13 tax expense of $62 million was $15 million higher than the tax expense recognised in the prior comparative period primarily due to higher taxable earnings.

•Net earnings after tax from continuing operations of $163 million in H1 FY13 were $34 million higher than the $129 million in H1 FY12, primarily due to the reductions in the net finance expense and depreciation and amortisation charges referred to above.

•Net earnings after tax from discontinued operations of $877 million in H1 FY12 were primarily due to the gain on distribution of Chorus shares to shareholders. This gain is treated as an adjusting item due to its non-recurring nature.

8 | Telecom Half Year Report For the period ended 31 December 2012

Adjusting items and results

We use the terms 'adjusted operating revenue', 'adjusted EBITDA', 'adjusted net earnings' and 'adjusted free cash flow' to refer to such measures that reflect adjustments to our results to eliminate the effects of significant one-off gains, expenses and impairments. These are non-GAAP financial measures and are not prepared in accordance with IFRS. Management uses adjusted information to measure the underlying trends of the business and monitor performance. We believe that these adjusted financial measures give a helpful view of our results and facilitate comparisons from period to period in light of disposals and other one-off items. Our adjusted results should not be viewed in isolation or regarded as a replacement for corresponding IFRS measures, and we also note that these adjusted measures as defined or presented by us may not be comparable to similarly titled measures reported by other companies. Please refer to the Appendix on page 36 for further details on Telecom's non-GAAP financial measures.

During H1 FY13, the adjusting items were as follows:

- Other income of $10 million of insurance proceeds received in relation to the Canterbury earthquakes; and
- $3 million of related tax effects on the above adjustment.

During H1 FY12, the adjusting items were as follows:

- Costs of $5 million were incurred in relation to the Canterbury earthquakes;
- Other income of $8 million in relation to insurance proceeds in relation to the Canterbury earthquakes;
- One-off gain of $28 million in relation to the non-cash FX gain recycled from the foreign currency translation reserve; and
- $1 million of related tax effects on the above adjustments.

A reconciliation of reported total net earnings to adjusted total net earnings for Telecom's continuing operations is shown in the table below.

SIX MONTHS ENDED 31 DECEMBER	INCOME STATEMENT REPORTING LINE	2012 $M	2011 $M	Change %
Reported net earnings – continuing operations		**163**	**129**	**26.4**
Earthquake insurance claim proceeds	Other gains	(10)	(8)	NM
Gain on windup of foreign operation	Other gains	–	(28)	NM
Natural disaster costs	Other expense	–	5	NM
Related tax effects	Income tax expense	3	1	NM
Adjusted net earnings – continuing operations		**156**	**99**	**57.6**

- Adjusted net earnings from continuing operations of $156 million in H1 FY13 improved by $57 million when compared to the $99 million in H1 FY12 primarily due to the reductions across all operating expense lines more than offsetting revenue declines, a reduction in the net finance expense and reduced depreciation and amortisation expenses.

Telecom Half Year Report For the period ended 31 December 2012 | 9

PERFORMANCE REVIEW FOR THE PERIOD

Segmental results

Telecom's business units comprise Wholesale & International, Retail, Gen-i, and AAPT and they are supported by a technology and shared services unit (T&SS). In addition to these operating segments, the results of which are reported to Telecom's Chief Executive Officer (CEO), there is also a central product group and a corporate centre.

Telecom has reclassified its comparative segment results to reflect the discontinuing of the 'Full Cost Apportionment' (FCA) allocation process with effect from 1 July 2012. While certain costs are still allocated internally, the process of substantially allocating all the costs from T&SS and certain Corporate costs to customer-facing business units has ceased. These costs will instead be reported within the T&SS and Corporate results. Telecom has also reclassified the comparative segment results for certain external interconnection revenues and costs previously recognised in Wholesale and then on-charged to other business units. These costs and revenues are now directly recognised in the relevant business unit. There is no change to the overall Group reported result due to these changes. Certain other comparative information has also been reclassified to conform with the current period's presentation.

The business unit results exclude significant one-off gains, expenses and impairments. These items are not included in the business unit results presented to Telecom's CEO to enable an analysis of the underlying earnings.

An analysis of Telecom's adjusted results by business unit is set out below, with further details available in a separate KPI file on the investor section of Telecom's website.

SIX MONTHS ENDED 31 DECEMBER	2012 NZ$M	2011 NZ$M	Change %
Adjusted operating revenue and other gains			
Wholesale & International	312	337	(7.4)
Retail	928	962	(3.5)
Gen-i	639	672	(4.9)
AAPT	263	370	(28.9)
T&SS	28	38	(26.3)
Corporate	44	45	(2.2)
Eliminations	(89)	(102)	12.7
Adjusted operating revenue and other gains from continuing operations	**2,125**	**2,322**	**(8.5)**
Adjusted EBITDA			
Wholesale & International	113	107	5.6
Retail	357	346	3.2
Gen-i	186	189	(1.6)
AAPT	36	40	(10.0)
T&SS	(152)	(155)	1.9
Corporate	(34)	(39)	12.8
Continuing operations	**506**	**488**	**3.7**
Discontinued operations	–	321	NM
Total adjusted EBITDA	**506**	**809**	**NM**

10 | Telecom Half Year Report For the period ended 31 December 2012

Key revenue trends:

Adjusted operating revenue and other gains from continuing operations declined by 8.5% to $2,125 million in H1 FY13 when compared to H1 FY12. The explanation of the decline is as described above with further detail of trends by business unit as follows:

•Wholesale & International’s revenue decreased by $25 million, or 7.4%, to $312 million in H1 FY13 when compared to the prior comparative period, largely due to calling revenue declines caused by the reduction in minutes and the average price per minute for international calling. This was partially offset by increased local service revenue due to growth in Wholesale connections from 417,000 at

31 December 2011 to 442,000 at 31 December 2012. The H1 FY12 revenue also included other gains of $6 million that arose on the sale of cable capacity.

•Retail’s operating revenues in H1 FY13 of $928 million decreased by $34 million, or 3.5%, as mobile revenue growth from connection growth and increased data revenues were more than offset by declines in other revenue lines. Local service and calling revenues declined by a combined $40 million in H1 FY13 primarily due to reductions in calling prices and declines in access lines due to strong competitor activity at entry-level price points. Broadband and internet revenues decreased by $9 million as Retail focused on growing market share, with a 13,000 increase in broadband connections since

30 June 2012 being more than offset by the impact of rebased broadband pricing. Mobile revenues increased by $12 million, despite an unfavourable impact of $21 million on H1 FY13 relative to H1 FY12, when the change in mobile terms and conditions had a more significant impact. Therefore, underlying mobile revenue growth was $33 million, or 10.8%, in H1 FY13 compared to the prior comparative period.

•Telecom’s mobile base decreased by 15.2% to 1.723 million customers at 31 December 2012. However, as anticipated, this trend in six-month active connections was significantly impacted by the closure of the CDMA network in July 2012 and associated churn of predominantly low-value customers. H1 FY13 saw strong growth in both postpaid and prepaid connections after the CDMA network closure due to improved sales and marketing. Total ARPU of $34.61 increased by $5.43, or 18.6%, when compared to H1 FY12.

•Gen-i revenues declined by $33 million, or 4.9%, to $639 million, primarily due to reduced data and voice revenues largely driven by decline in legacy copper-based products, substitution and increased price competition.

•AAPT operating revenues decreased by A$83 million to A$206 million in H1 FY13 as revenue declined in all categories. A$54 million of the revenue decline is due to the final transition of services provided to the purchaser of the Consumer division, which affected calling, local service, broadband and internet and resale revenues. The Enterprise, Wholesale and Carrier divisions also experienced a combined A$29 million decrease in revenue when compared to H1 FY12 primarily due to customer churn and the continued rationalisation of low-margin Wholesale customers. Pricing pressure (mostly driven by Telstra) and market consolidation prior to NBN going live has further resulted in some AAPT customers shifting business to other providers.

Telecom Half Year Report For the period ended 31 December 2012 | 11

PERFORMANCE REVIEW FOR THE PERIOD

•T&SS operating revenue decreased by $10 million to $28 million in H1 FY13 primarily due to a reduction in internal revenue from Chorus as a result of transition of staff to Chorus and differences in post demerger trading arrangements. T&SS external revenues increased $14 million due to a combination of new trading arrangements offset by a supplier rebate received in H1 FY12.

•Corporate operating revenue decreased by $1 million in H1 FY13 primarily due to $19 million of Southern Cross dividend income in H1 FY13 being $7 million lower than in H1 FY12, offset by foreign exchange gains and internal revenue increases. Southern Cross dividends vary in amount and timing and are denominated in USD.

Key EBITDA trends:

Adjusted EBITDA from continuing operations increased by 3.7% to $506 million in H1 FY13. Key movements by business unit are as follows:

•Wholesale and International’s EBITDA increased by $6 million, or 5.6%, to $113 million in H1 FY13 when compared to H1 FY12. Reduced revenues were more than offset by a decrease in expenses. This was primarily due to a $24 million decrease in intercarrier costs as a result of lower costs per minute and post-demerger trading arrangements with Chorus.

•Retail EBITDA increased by $11 million, or 3.2%, compared to H1 FY12 as cost reductions more than offset revenue declines. Intercarrier costs reduced $44 million due to post-demerger trading arrangements with Chorus and the effect on costs of reduced access lines. Labour costs reduced by $5 million. These cost reductions were partially offset by increased mobile cost of sales arising from sales of more expensive mobile devices.

•Gen-i EBITDA decreased by $3 million, or 1.6%, to $186 million as revenue reductions were largely offset by reduced expenses driven by lower staff numbers and a range of cost-saving initiatives. Gen-i’s Telecommunications EBITDA has declined $7 million, or 4.1%, to $163 million due to the decline in local service, calling and data revenues. Gen-i’s IT Solutions EBITDA has increased by $4 million, or 21.1%, to $23 million, primarily driven by labour cost reduction.

•AAPT EBITDA reduced by A$4 million as revenue reductions were partially offset by reductions in labour costs, intercarrier costs and other operating expenses being the result of exiting contracts and office space, plus billing system rationalisation.

•T&SS EBITDA improved by $3 million to a $152 million loss in H1 FY13. T&SS’s net costs are no longer recovered from other business units with FCA discontinued from 1 July 2012 with comparatives reclassified. The revenue decrease was more than offset by an $8 million decrease in operating expenses, as a result of the CDMA network closure, continued improvements to fixed and mobile operation costs and improved IT sourcing, as well as a $5 million reduction in labour costs due to the transition of staff to Chorus.

•Corporate EBITDA improved by $5 million to a $34 million loss in H1 FY13, due to labour cost savings and the impact of other cost-saving initiatives, partially offset by the decline in Southern Cross dividends received.

12 | Telecom Half Year Report For the period ended 31 December 2012

Capital expenditure

SIX MONTHS ENDED 31 DECEMBER	2012 $M	2011 $M	Change %
Total transformation and regulation	19	130	(85.4)
Total business sustaining	227	195	16.4
Total	**246**	**325**	**(24.3)**
Capital expenditure related to discontinued operations	–	136	NM
Capital expenditure related to continuing operations	246	189	30.2
Total	**246**	**325**	**(24.3)**

Total capital expenditure for H1 FY13 of $246 million was $79 million, or 24.3%, less than H1 FY12. However, H1 FY12 included $136 million of Chorus-related spend for the five months before demerger.

Investment in transformation and regulation activities decreased by $111 million in H1 FY13 primarily due to Chorus-related spend and Retail NGT investment in the prior comparative period, partially offset by $8 million of new investment in H1 FY13 relating to the simplification and re-engineering of IT systems.

Total business sustaining investment increased by $32 million to $227 million in H1 FY13. This consisted of $39 million increased investment in the WCDMA mobile network largely due to the renewal of spectrum; a $10 million increased investment in Southern Cross capacity due to the purchase of further bandwidth; and a $15 million increase in spend relating to the replacement of billing systems platforms and equipment purchases for optical transport network; partially offset by Chorus-related spend on network maintenance and growth in the prior comparative period.

Adjusted free cash flow

Telecom's adjusted free cash flow from continuing operations is defined as adjusted EBITDA from continuing operations less capital expenditure from continuing operations. This involves removing capital expenditure relating to discontinued operations from the H1 FY12 reported capital expenditure.

SIX MONTHS ENDED 31 DECEMBER	2012 $M	2011 $M	Change %
Total adjusted EBITDA from continuing operations	506	488	3.7
Less: Total capital expenditure	(246)	(325)	(24.3)
Add: Capital expenditure relating to discontinued operations	–	136	NM
Total adjusted free cash flow from continuing operations	**260**	**299**	**(13.0)**

Telecom's adjusted free cash flow from continuing operations in H1 FY13 of $260 million decreased by $39 million, or 13.0%, when compared to $299 million in H1 FY12. The H1 FY13 decrease was attributable to an increase in capital expenditure relating to continuing operations of $57 million over the comparative period, partially offset by an increase in adjusted EBITDA from continuing operations of $18 million.

Telecom Half Year Report For the period ended 31 December 2012 | 13

PERFORMANCE REVIEW FOR THE PERIOD

Group cash flow

SIX MONTHS ENDED 31 DECEMBER	2012 $M	2011[1] $M	Change %
Cash flows from operating activities	424	504	(15.9)
Cash flows from investing activities	(174)	(395)	55.9
Cash flows from financing activities	(121)	(114)	(6.1)
Foreign exchange movement	(3)	1	NM
Net movement in cash[2]	**126**	**(4)**	**NM**

1 Includes cash flows relating to discontinued operations.

2 For further detail of the cash flows in H1 FY13 and H1 FY12, refer to the condensed consolidated cash flows statement on page 23.

Cash flows from operating activities

Net cash from operating activities decreased in H1 FY13 by $80 million to $424 million when compared to H1 FY12, primarily due to Telecom now paying Chorus for services previously treated as internal trading (non-cash), offset by decreased interest payments, driven by reduced debt levels at lower rates, and lower tax payments.

Cash flows from investing activities

The net cash outflow on investing activities of $174 million in H1 FY13 was $221 million lower than the $395 million outflow in H1 FY12, largely due to a $212 million reduction in capital expenditure payments in H1 FY13 (primarily due to the comparative period including Chorus-related spend up to demerger), $10 million of net insurance recoveries and $8 million from the sale of property, plant and equipment in H1 FY13.

Cash flows from financing activities

Telecom's outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in H1 FY13 was $121 million, compared to a cash outflow of $114 million in H1 FY12. H1 FY13 includes the payment of dividends and the share buyback, partially offset by the issue of new term debt. H1 FY12 includes the debt restructuring transactions that occurred around demerger, combined with the receipt of released collateral funds.

14 | Telecom Half Year Report For the period ended 31 December 2012

Long-term capital management and dividend policy

Long-term capital management

Telecom’s principal sources of liquidity are operating cash flows and external borrowing from established debt programmes and bank facilities.

The Telecom board continues to be committed to Telecom maintaining an ‘A band’ credit rating and its capital management policies are designed to ensure this objective is met. To that end, Telecom intends to manage its debt levels to ensure that the ratio of net interest bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long run basis, which for credit ratings agency purposes equates approximately to debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the rating agencies adjusting for items such as cash in the business and the capitalisation of operating leases.

As at 31 December 2012, Telecom had been assigned a credit rating of A-/Stable by Standard

& Poor’s and A3/Stable by Moody’s Investor Services.

On-market buyback

On 24 February 2012, Telecom announced its intention to complete an on-market share buyback of up to $300 million during the 2012 calendar year. During the six months ended

31 December 2012, Telecom repurchased 49.9 million of its own shares at a cost of $114 million. This brought the total shares repurchased as part of the on-market buyback to approximately 119 million at a cost of $283 million (representing an average buyback price of $2.39). Shares repurchased were cancelled immediately on acquisition. The buyback was undertaken to return capital deemed surplus to existing requirements and to achieve a gearing ratio more consistent with Telecom’s long-term capital management policies.

Telecom Half Year Report For the period ended 31 December 2012 | 15

PERFORMANCE REVIEW FOR THE PERIOD

FY13 ordinary dividends

In FY13 Telecom has continued with the existing dividend policy of targeting a payout ratio of approximately 90% of adjusted net earnings, subject to there being no material adverse changes in circumstances or operating outlook. Consistent with this policy, a dividend of 8.0 cents per share has been declared for H1 FY13. This dividend will be partially imputed at the rate of 2.3333 imputation credits per share (which equates to 75% imputation based on the current corporate tax rate). A supplementary dividend of 1.0588 cents per share will be paid to nonresident shareholders.

Subject to there being no adverse change in operating outlook, the dividend for H2 FY13 will be set to reflect the full year policy.

First half ordinary dividends

Ordinary shares 8.0 cents

American Depositary Shares1 32.84 US cents

“Ex” dividend dates

New Zealand Stock Exchange 13 Mar 2013

Australian Stock Exchange 11 Mar 2013

American Depositary Shares 12 Mar 2013

Record dates

New Zealand, Australian Stock 15 Mar 2013

Exchanges

American Depositary Shares 14 Mar 2013

Payment dates

New Zealand, Australia 5 Apr 2013

American Depositary Shares 12 Apr 2013

1 Based on an exchange rate at 31 December 2012 of NZ$1.00 to US$0.8210 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. For the H1 FY13 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price applied to ordinary shares. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the H1 FY13 dividend is 15 March 2013. For the H1 FY13 dividend Telecom intends to acquire an equivalent number of ordinary shares on-market to those issued under the Dividend Reinvestment Plan. These mechanisms will be reviewed at each dividend date.

16 | Telecom Half Year Report For the period ended 31 December 2012

Financial

Statements

Condensed consolidated

interim financial statements 18

Notes to the condensed consolidated

interim financial statements 24

Auditors’ review report 33

Auditor’s independence declaration 34

Telecom Half Year Report For the period ended 31 December 2012 | 17

FINANCIAL STATEMENTS

Condensed consolidated income statement

For the six months ended 31 December 2012

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	SIX MONTHS ENDED 31 DECEMBER 2012 UNAUDITED NZ$	SIX MONTHS ENDED 31 DECEMBER 2011 UNAUDITED NZ$	YEAR ENDED 30 JUNE 2012 AUDITED NZ$
Operating revenues and other gains – continuing operations				
Local service		436	457	905
Calling		330	394	754
Interconnection		47	53	104
Mobile		455	445	904
Data		259	268	527
Broadband and internet		203	238	454
IT services		266	267	544
Resale		37	93	143
Other operating revenue	3	91	97	187
Other gains	4	11	46	54
		2,135	**2,358**	**4,576**
Operating expenses – continuing operations				
Labour		(384)	(411)	(797)
Intercarrier costs		(480)	(641)	(1,160)
Other operating expenses	5	(755)	(782)	(1,535)
Other expenses	4	–	(5)	(5)
Depreciation		(167)	(178)	(363)
Amortisation		(102)	(106)	(213)
		(1,888)	**(2,123)**	**(4,073)**
Finance income		15	8	26
Finance expense		(37)	(67)	(106)
Net earnings before income tax – continuing operations		**225**	**176**	**423**
Income tax expense		(62)	(47)	(112)
Net earnings from continuing operations		163	129	311
Net earnings from discontinued operations		–	877	846
Net earnings for the period		**163**	**1,006**	**1,157**
Net earnings attributable to equity holders of the Company		162	1,005	1,155
Net earnings attributable to non-controlling interest		1	1	2
		163	**1,006**	**1,157**
Basic and diluted net earnings per share (in cents)		9	52	60
Basic and diluted earnings per share from continuing operations (in cents)		9	7	16
Basic and diluted earnings per share from discontinuing operations (in cents)		–	45	44
Weighted average number of ordinary shares outstanding (in millions)		1,851	1,925	1,918

See accompanying notes to the financial statements.

18 | Telecom Half Year Report For the period ended 31 December 2012

Condensed consolidated statement of comprehensive income

For the six months ended 31 December 2012

SIX MONTHS ENDED YEAR ENDED

31 DECEMBER 30 JUNE

2012 2011 2012

UNAUDITED UNAUDITED AUDITED

(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$

Net earnings for the period 163 1,006 1,157

Other comprehensive income/(loss)1:

Items that will not be reclassified to profit or loss:

Revaluation of long-term investments(1)(20)(68)

Items that may be reclassified to profit or loss:

Translation of foreign operations(7) 2(13)

Net investment hedges –(3)(3)

Reclassified to income statement on disposal of foreign operation(6)(28)(28)

Cash flow hedges 2 52 53

Other comprehensive income/(loss) for the period(12) 3(59)

Total comprehensive income for the period 151 1,009 1,098

Attributable to equity holders of the Company 150 1,008 1,096

Attributable to non-controlling interest 1 1 2

Total comprehensive income for the period 151 1,009 1,098

1 Components of other comprehensive income are shown net of tax.

See accompanying notes to the financial statements.

Telecom Half Year Report For the period ended 31 December 2012 | 19

FINANCIAL STATEMENTS

Condensed consolidated statement of changes in equity

For the six months ended 31 December

UNAUDITED (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$	RETAINED EARNINGS NZ$	HEDGE RESERVE NZ$	SHARE BASED DEFERRED COMPENSATION RESERVE NZ$	REVALUATION RESERVE NZ$	FOREIGN CURRENCY TRANSLATION RESERVE NZ$	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$	NON-CONTROLLING INTEREST NZ$	TOTAL EQUITY NZ$
Balance at 1 July 2011	**1,528**	**1,207**	**(59)**	**14**	**(345)**	**(39)**	**2,306**	**5**	**2,311**
Net earnings for the period	–	1,005	–	–	–	–	1,005	1	1,006
Other comprehensive income/(loss)	–	–	52	–	(20)	(29)	3	–	3
Total comprehensive income/(loss) for the period	**–**	**1,005**	**52**	**–**	**(20)**	**(29)**	**1,008**	**1**	**1,009**
Contributions by and distributions to owners:									
Ordinary dividends	–	(183)	–	–	–	–	(183)	–	(183)
Supplementary dividends	–	(25)	–	–	–	–	(25)	–	(25)
Tax credit on supplementary dividends	–	25	–	–	–	–	25	–	25
Issuance of shares under share schemes	16	–	–	(7)	–	–	9	–	9
Distribution of Chorus shares	(383)	(881)	–	–	–	–	(1,264)	–	(1,264)
Total transactions with owners	(367)	(1,064)	–	(7)	–	–	(1,438)	–	(1,438)
Balance at 31 December 2011	**1,161**	**1,148**	**(7)**	**7**	**(365)**	**(68)**	**1,876**	**6**	**1,882**
Balance at 1 July 2012	**990**	**1,126**	**(6)**	**7**	**(413)**	**(83)**	**1,621**	**5**	**1,626**
Net earnings for the period	–	162	–	–	–	–	162	1	163
Other comprehensive income/(loss)	–	–	2	–	(1)	(13)	(12)	–	(12)
Total comprehensive income/(loss) for the period	**–**	**162**	**2**	**–**	**(1)**	**(13)**	**150**	**1**	**151**
Contributions by and distributions to owners:									
Ordinary dividends	–	(204)	–	–	–	–	(204)	–	(204)
Supplementary dividends	–	(20)	–	–	–	–	(20)	–	(20)
Tax credit on supplementary dividends	–	20	–	–	–	–	20	–	20
Dividend reinvestment plan	15	–	–	–	–	–	15	–	15
Issuance of shares under share schemes	8	–	–	(6)	–	–	2	–	2
Shares repurchased	(114)	–	–	–	–	–	(114)	–	(114)
Total transactions with owners	(91)	(204)	–	(6)	–	–	(301)	–	(301)
Balance at 31 December 2012	**899**	**1,084**	**(4)**	**1**	**(414)**	**(96)**	**1,470**	**6**	**1,476**

See accompanying notes to the financial statements.

20 | Telecom Half Year Report For the period ended 31 December 2012

Condensed consolidated statement of changes in equity (continued)

For the year ended 30 June 2012

AUDITED (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$	RETAINED EARNINGS NZ$	HEDGE RESERVE NZ$	SHARE BASED DEFERRED COMPENSATION RESERVE NZ$	REVALUATION RESERVE NZ$	FOREIGN CURRENCY TRANSLATION RESERVE NZ$	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$	NON-CONTROLLING INTEREST NZ$	TOTAL EQUITY NZ$
Balance at 1 July 2011	**1,528**	**1,207**	**(59)**	**14**	**(345)**	**(39)**	**2,306**	**5**	**2,311**
Net earnings for the period	–	1,155	–	–	–	–	1,155	2	1,157
Other comprehensive income/ (loss)	–	–	53	–	(68)	(44)	(59)	–	(59)
Total comprehensive income/ (loss) for the period	**–**	**1,155**	**53**	**–**	**(68)**	**(44)**	**1,096**	**2**	**1,098**
Contributions by and distributions to owners:									
Ordinary dividends	–	(355)	–	–	–	–	(355)	(2)	(357)
Supplementary dividends	–	(47)	–	–	–	–	(47)	–	(47)
Tax credit on supplementary dividends	–	47	–	–	–	–	47	–	47
Shares repurchased for dividend reinvestment plan	(16)	–	–	–	–	–	(16)	–	(16)
Dividend reinvestment plan	16	–	–	–	–	–	16	–	16
Issuance of shares under share schemes	14	–	–	(7)	–	–	7	–	7
Distribution of Chorus shares	(383)	(881)	–	–	–	–	(1,264)	–	(1,264)
Shares repurchased	(169)	–	–	–	–	–	(169)	–	(169)
Total transactions with owners	(538)	(1,236)	–	(7)	–	–	(1,781)	(2)	(1,783)
Balance at 30 June 2012	**990**	**1,126**	**(6)**	**7**	**(413)**	**(83)**	**1,621**	**5**	**1,626**

See accompanying notes to the financial statements.

Telecom Half Year Report For the period ended 31 December 2012 | 21

FINANCIAL STATEMENTS

Condensed consolidated statement of financial position

As at 31 December 2012

(DOLLARS IN MILLIONS)	NOTE	31 DECEMBER 2012 UNAUDITED NZ$	31 DECEMBER 2011 UNAUDITED NZ$	30 JUNE 2012 AUDITED NZ$
ASSETS				
Current assets:				
Cash		311	320	185
Short-term derivative assets		2	1	1
Receivables and prepayments		714	675	684
Taxation recoverable		26	46	53
Inventories		64	82	49
Total current assets		1,117	1,124	972
Non-current assets:				
Long-term investments		56	105	57
Long-term receivables and prepayments		169	184	222
Long-term derivative assets		–	–	1
Intangible assets		985	911	900
Property, plant and equipment		1,438	1,652	1,515
Total non-current assets		2,648	2,852	2,695
Total assets		**3,765**	**3,976**	**3,667**
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable and accruals		823	839	775
Taxation payable		6	-	6
Short-term derivative liabilities		3	15	3
Short-term provisions		19	12	13
Debt due within one year	10	405	420	407
Total current liabilities		1,256	1,286	1,204
Non-current liabilities:				
Deferred tax liability		162	128	159
Long-term derivative liabilities		22	23	23
Long-term payables and accruals		27	5	30
Long-term provisions		20	34	20
Long-term debt	10	802	618	605
Total non-current liabilities		1,033	808	837
Total liabilities		**2,289**	**2,094**	**2,041**
Equity:				
Share capital		899	1,161	990
Reserves		(513)	(433)	(495)
Retained earnings		1,084	1,148	1,126
Total equity attributable to equity holders of the Company		**1,470**	**1,876**	**1,621**
Non-controlling interest		6	6	5
Total equity		**1,476**	**1,882**	**1,626**
Total liabilities and equity		**3,765**	**3,976**	**3,667**

See accompanying notes to the financial statements.

22 | Telecom Half Year Report For the period ended 31 December 2012

Condensed consolidated statement of cash flows

For the six months ended 31 December 2012

(DOLLARS IN MILLIONS)	NOTE	SIX MONTHS ENDED 31 DECEMBER 2012 UNAUDITED NZ$	SIX MONTHS ENDED 31 DECEMBER 2011 UNAUDITED NZ$	YEAR ENDED 30 JUNE 2012 AUDITED NZ$
Cash flows from operating activities				
Cash received from customers		2,098	2,394	4,568
Interest income		13	8	26
Dividend income		19	26	58
Payments to suppliers and employees		(1,644)	(1,730)	(3,402)
Income tax paid		(32)	(84)	(120)
Interest expense		(30)	(110)	(145)
Net cash flow from operating activities	7	**424**	**504**	**985**
Cash flows from investing activities				
Sale of property, plant and equipment		9	1	2
Insurance proceeds		20	–	–
Insurance proceeds paid to Chorus		(10)	–	–
Sale/(purchase) of business		(5)	5	5
Sale of and proceeds from long-term investments		1	1	1
Purchase of property, plant and equipment and intangibles		(185)	(397)	(663)
Capitalised interest paid		(4)	(5)	(8)
Net cash flow from investing activities		**(174)**	**(395)**	**(663)**
Cash flows from financing activities				
Proceeds from long-term debt		350	–	300
Repayment of long-term debt		(150)	(961)	(964)
Proceeds from short-term debt		356	2,012	2,638
Repayment of short-term debt		(362)	(570)	(1,511)
Dividends paid		(190)	(183)	(340)
Payments on finance leases		(4)	(3)	(7)
Receipts on finance leases		13	10	20
Share repurchase – buyback		(134)	–	(149)
Share repurchase – dividend reinvestment plan		–	–	(16)
Repayment of derivatives		–	(1,279)	(1,299)
Proceeds from derivatives		–	961	961
Debt restructuring costs		–	(211)	(205)
Decrease in collateral funds		–	110	110
Net cash flow from financing activities		**(121)**	**(114)**	**(462)**
Net cash flow		129	(5)	(140)
Opening cash position		185	324	324
Foreign exchange movement		(3)	1	1
Closing cash position		**311**	**320**	**185**

See accompanying notes to the financial statements.

Telecom Half Year Report For the period ended 31 December 2012 | 23

FINANCIAL STATEMENTS

Notes to the condensed consolidated interim financial statements

Note 1 Financial statements

The condensed consolidated interim financial statements of Telecom Corporation of New Zealand Limited (the Company) together with its subsidiaries and associates (Telecom), as at and for the six months ended 31 December 2012, have been prepared in accordance with the New Zealand equivalent to International Accounting Standard No. 34: ‘Interim Financial Reporting’, and Generally Accepted Accounting Practice in New Zealand (NZ GAAP).

Telecom Corporation of New Zealand Limited is a profit-oriented company registered in New Zealand under the Companies Act 1993 and is an issuer for the purposes of the Financial Reporting Act 1993.

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended

30 June 2012. The preparation of interim financial statements also requires management to make judgements, estimates and assumptions. Telecom has been consistent in applying the judgements, estimates and assumptions adopted in the annual report for the year ended 30 June 2012. Critical accounting policies are the same as those set out in the annual report for the year ended

30 June 2012.

Telecom has reclassified its comparative segment results to reflect the discontinuing of the ‘Full Cost Apportionment’ (FCA) allocation process with effect from 1 July 2012. While certain costs are still allocated internally, the process of substantially allocating all the costs from Technology and Shared Services (T&SS) and certain Corporate costs to customer-facing business units has ceased. These costs instead remain within the T&SS and Corporate results. Telecom has also reclassified the comparative segment results for certain external interconnection revenues and costs previously recognised in Wholesale and then on-charged to other business units. These costs and revenues are now directly recognised in the relevant business unit. There is no change to the overall Group reported result as a result of these changes. Certain other comparative information has also been reclassified to conform with the current period’s presentation.

Telecom has adopted amendments to NZ IAS 1 ‘Presentation of financial statements – presentation of other comprehensive income’ for these interim financial statements. These amendments require grouping of items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss in subsequent periods.

The presentation currency of these condensed consolidated financial statements is New Zealand dollars which is also the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed consolidated interim financial statements were approved by the board of directors on 21 February 2013 and are unaudited. However, the results for the year ending and as at 30 June 2012, excluding the segmental reclassifications referred to above, have been extracted from the Group’s audited financial statements in the annual report for the year ended 30 June 2012. The annual report is available on Telecom’s website: http://investor.telecom.co.nz.

24 | Telecom Half Year Report For the period ended 31 December 2012

Note 2 Segmental reporting

Telecom's segments comprise Wholesale & International, Retail, Gen-i, T&SS and AAPT.

Segmental information for the six months ended 31 December 2012

UNAUDITED	WHOLESALE & INTERNATIONAL	RETAIL	GEN-I	T&SS	AAPT	TOTAL
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
External revenue and other gains	280	927	618	28	242	2,095
Internal revenue	32	1	21	–	21	75
Total revenue and other gains	**312**	**928**	**639**	**28**	**263**	**2,170**
Segment result	**113**	**357**	**186**	**(152)**	**36**	**540**

Segmental information for the six months ended 31 December 2011

UNAUDITED (RECLASSIFIED)	WHOLESALE & INTERNATIONAL	RETAIL	GEN-I	T&SS	AAPT	TOTAL
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
External revenue and other gains	297	962	647	14	348	2,268
Internal revenue[1]	40	–	25	24	22	111
Total revenue and other gains	**337**	**962**	**672**	**38**	**370**	**2,379**
Segment result	**107**	**346**	**189**	**(155)**	**40**	**527**

1 T&SS internal revenue includes internal cost allocations and charges to discontinued operations of $21 million.

Segmental information for the year ended 30 June 2012

AUDITED (RECLASSIFIED)	WHOLESALE & INTERNATIONAL	RETAIL	GEN-I	T&SS	AAPT	TOTAL
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
External revenue and other gains	579	1,925	1,286	43	618	4,451
Internal revenue[1]	72	3	49	24	46	194
Total revenue and other gains	**651**	**1,928**	**1,335**	**67**	**664**	**4,645**
Segment result	**221**	**728**	**389**	**(306)**	**88**	**1,120**

1 T&SS internal revenue includes internal cost allocations and charges to discontinued operations of $21 million.

The segment results disclosed are based on those reported to Telecom's Chief Executive Officer (CEO) and are how Telecom analyses its business results. Segment results are measured based on net earnings before depreciation, amortisation, other gains and expenses not allocated to segments, finance income and expenses, associates' profit / losses and income taxation expense. None of these other items are assessed on a segment basis by Telecom's CEO.

Telecom Half Year Report For the period ended 31 December 2012 | 25

FINANCIAL STATEMENTS

Telecom has a central product group, which designs, develops and manages pricing and business process activities associated with Telecom products across New Zealand customer-facing units. However, for reporting purposes its results are included in the reporting segments set out above and are not separately reported to Telecom's CEO as a reporting segment.

Reconciliation from segment result to earnings before income tax

		SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
		2012 UNAUDITED	2011 UNAUDITED	2012 AUDITED
(DOLLARS IN MILLIONS)	NOTE	NZ$	NZ$	NZ$
Segment result		540	527	1,120
Net result of Corporate revenue and expenses		(34)	(39)	(72)
Other gains not allocated to segments	4	10	36	36
Other expenses not allocated for segmental reporting	4	–	(5)	(5)
Depreciation		(167)	(178)	(363)
Amortisation		(102)	(106)	(213)
Finance income		15	8	26
Finance expense		(37)	(67)	(106)
Net earnings before income tax – continuing operations		**225**	**176**	**423**

Note 3 Other operating revenue

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
	2012 UNAUDITED	2011 UNAUDITED	2012 AUDITED
(DOLLARS IN MILLIONS)	NZ$	NZ$	NZ$
Dividend income	19	26	58
Sale of equipment	4	6	10
Miscellaneous other	68	65	119
	91	**97**	**187**

Dividend income includes dividends received from Southern Cross Cables Holdings Limited, a related party by way of Telecom's 50% shareholding in the company.

26 | Telecom Half Year Report For the period ended 31 December 2012

Note 4 Other gains & other expenses

SIX MONTHS ENDED YEAR ENDED

31 DECEMBER 30 JUNE

2012 2011 2012

UNAUDITED UNAUDITED AUDITED

(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$

Other gains

Gain on sale 1 10 10

Settlement on insurances 10 8 8

Various resolutions and settlements with supplier – – 8

Gain on winding up of foreign operation – 28 28

11 46 54

Other expenses

Natural disaster costs – 5 5

– 5 5

Other gains in the six months ended

31 December 2012 of $11 million represented:

•$1 million gain on sale of Telecom’s 50% interest in Community Telco Australia; and

•$10 million (net) received from insurers in relation to the February 2011 Canterbury earthquake claim.

Other gains in the six months ended

31 December 2011 of $46 million represented:

•$10 million gain on the sale of Gen-i’s Software Solutions business to Infosys and sale of cable capacity;

•$28 million gain on the winding up of the Australian branch of TCNZ Finance Limited; and

•$8 million confirmed as being due from insurers in relation to the February 2011 Canterbury earthquake claim.

Other gains in the year ended 30 June 2012 of $54 million represented:

•$4 million gain on the sale of the Gen-i Software Solutions business to Infosys for $5 million;

•$6 million gain on the sale of cable capacity;

•$8 million gain relating to various resolutions and settlements reached with a supplier;

•$28 million gain on the winding up of the Australian branch of TCNZ Finance Limited; and

•$8 million received from insurers in relation to the February 2011 Canterbury earthquake claim.

In the year ended 30 June 2012 and the six months ended 31 December 2011, other expenses represented costs recognised in relation to the Canterbury earthquakes.

Telecom Half Year Report For the period ended 31 December 2012 | 27

FINANCIAL STATEMENTS

Note 5 Other operating expenses

SIX MONTHS ENDED YEAR ENDED

31 DECEMBER 30 JUNE

2012 2011 2012

UNAUDITED UNAUDITED AUDITED

(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$

Direct costs 47 59 105

Mobile acquisitions, upgrades and dealer commissions 175 153 336

Procurement and IT services 154 154 317

Broadband and internet 121 139 279

Computer costs 43 51 89

Advertising promotions and communications 41 37 65

Accommodation and co-location 67 88 152

Outsourcing 11 9 20

Travel 6 6 14

Bad debts 7 6 9

Field service costs 25 28 51

Other expenses 58 52 98

755 782 1,535

28 | Telecom Half Year Report For the period ended 31 December 2012

Note 6 Dividends and equity

Dividends paid

During the period, Telecom paid a dividend relating to the six months ended 30 June 2012 of $204 million representing 11 cents per share. The dividend was partially imputed (at a ratio of 21/72), which equates to 75% imputation based on the corporate income tax rate. In addition a supplementary dividend, of approximately $20 million, was paid to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom receives a tax credit from Inland Revenue equivalent to the amount of supplementary dividend paid.

Declaration of dividend

On 21 February 2013, the board of directors approved the payment of a dividend for the six months ended 31 December 2012 of $145 million, representing 8 cents per share. This dividend will be partially imputed (at a ratio of 21/72), which equates to 75% imputation based on the current corporate income tax rate. In addition a supplementary dividend, of approximately $19 million (1.0588 cents per share), will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from Inland Revenue equivalent to the amount of supplementary dividends paid.

Shares repurchased

During the six months ended 31 December 2012, Telecom repurchased 49,899,670 of its own shares at a cost of $114 million. This brings the total shares repurchased as part of the on-market buyback to 118,577,138 at a cost of $283 million. Shares repurchased were cancelled immediately on acquisition.

Shares issued in lieu of dividends

In respect of the six months ended 31 December 2012, 6,493,423 shares with a total value of $15 million were issued in lieu of a cash dividend (six months ended 31 December 2011: no shares with nil value; year ended 30 June 2012: 6,866,385 shares with a total value of $16 million).

Telecom Half Year Report For the period ended 31 December 2012 | 29

FINANCIAL STATEMENTS

Note 7 Reconciliation of net earnings to net cash flow from operating activities

SIX MONTHS ENDED YEAR ENDED

31 DECEMBER 30 JUNE

2012 2011 2012

UNAUDITED UNAUDITED AUDITED

(DOLLARS IN MILLIONS) NZ$ NZ$ NZ$

Net earnings for the period 163 1,006 1,157

Adjustments to reconcile net earnings to net cash flow from operating activities:

Depreciation and amortisation 269 389 681

Bad and doubtful accounts 8 7 12

Deferred income tax(6) 62 88

Net gain on asset arrangements –(88)(68)

Gain on distribution of Chorus shares –(775)(764)

Gain on novation of derivatives on demerger –(101)(101)

Debt restructuring costs (included in financing cash flows) – 211 211

Gain on winding up of foreign operations –(28)(28)

Net insurance proceeds(10) – –

Other(13)(11)(13)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:

Decrease/(increase) in accounts receivable and related items(1) 9(5)

Decrease/(increase) in inventories(15)(27) 6

Decrease/(increase) in current taxation receivable 36(74)(74)

Increase/(decrease) in accounts payable and related items(7)(76)(117)

Net cash flow from operating activities 424 504 985

30 | Telecom Half Year Report For the period ended 31 December 2012

Note 8 Contingencies

Effect of outstanding claims

Telecom has ongoing claims, investigations and inquiries, none of which it currently believes are expected to have significant effect on the financial position or profitability of Telecom. Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries is ultimately resolved against Telecom’s interests. There can be no assurance that such litigation or inquiries will not have a significant effect on Telecom’s business, financial position, results of operations or profitability.

Commitments

At 31 December 2012, capital expenditure amounting to $101 million (31 December 2011: $47 million) had been committed under contractual arrangements, with substantially all payments due within one year. The capital expenditure commitments principally relate to telecommunications network equipment.

Note 9 Significant events after balance date

As described in Note 6, Telecom has declared a dividend in respect of the six months ended

31 December 2012.

Telecom Half Year Report For the period ended 31 December 2012 | 31

FINANCIAL STATEMENTS

Note 10 Current and long-term debt

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
	2012 UNAUDITED	2011 UNAUDITED	2012 AUDITED
	NZ$	NZ$	NZ$
Short-term debt	90	419	95
EMTN	79	80	79
TeleBonds	539	542	539
Bank funding	250	–	300
Domestic notes	250	–	–
Unamortised discount	(1)	(3)	(1)
Total debt	**1,207**	**1,038**	**1,012**
Debt due within one year	405	420	407
Debt due greater than one year	802	618	605
Total debt	**1,207**	**1,038**	**1,012**

During the six months ending December 2012, Telecom issued NZ$250 million of notes in New Zealand, maturing in 2019. The notes are unsecured and pay a coupon of 5.25%. See note 25 of Telecom's annual report for the year ended 30 June 2012 for further details on the Group's other debt facilities, the material terms of which are unchanged at 31 December 2012.

Note 11 Investment in associate companies

Telecom's investment in associate companies consists of:

	COUNTRY	OWNERSHIP	PRINCIPAL ACTIVITY
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company

During the period Telecom sold its shares in Community Telco Australia Pty Limited.

32 | Telecom Half Year Report For the period ended 31 December 2012

Auditors’ review report

To the shareholders of Telecom Corporation of New Zealand Limited

We have completed a review of the financial statements on pages 18 to 32 in accordance with the Review Engagement Standard RS-1 issued by the External Reporting Board and RG-1 issued by the New Zealand Institute of Chartered Accountants. The financial statements provide information about the past financial performance of Telecom Corporation of New Zealand Limited and its subsidiaries (“the Group”) and its financial position as at 31 December 2012.

Directors’ responsibilities

The Directors of Telecom Corporation of New Zealand Limited are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Group as at

31 December 2012 and the results of its operations for the six month period ended on that date.

Reviewers’ responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

We carry out other assignments on behalf of the Group in the areas of other audit and related services and advisory services. The firm and partners and employees of our firm also deal with the Group on normal terms within the ordinary course of trading activities of the business of the Group. These matters have not impaired our independence as auditors of the Group. The firm has no other relationship with, or interest in, the Group.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the financial statements on pages 18 to 32 do not give a true and fair view of the financial position of Group as at

31 December 2012 and the results of its operations for the six month period ended on that date.

Our review was completed on 21 February 2013 and our opinion is expressed as at that date.

Auckland

Telecom Half Year Report For the period ended 31 December 2012 | 33

FINANCIAL STATEMENTS

Lead Auditor’s Independence Declaration under Section 307c of the Corporations Act 2001 to the directors of Telecom Corporation of New Zealand Limited

I declare that to the best of my knowledge and belief, in relation to the review for the six months ended 31 December 2012 there have been: (i) No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and (ii) No contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Malcolm Downes

PARTNER

Auckland

21 February 2013

APPENDIX

Forward-looking statements and disclaimer

This Interim Report may include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements may be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this Interim Report. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions and the regulatory environment in New Zealand and Australia; competition in the markets in which Telecom operates, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise. The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Telecom Half Year Report For the period ended 31 December 2012 | 35

APPENDIX

Non-GAAP financial measures

Telecom results are reported under IFRS. This Interim Report includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1. EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2. Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3. Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4. ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5. Free cash flow. Free cash flow is defined as continuing and discontinued EBITDA less capital expenditure.

6. Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

7. Adjusted free cash flow from continuing operations. Adjusted free cash flow from continuing operations utilises adjusted EBITDA from continuing operations, rather than adjusted EBITDA defined above, and capital expenditure relating to continuing operations.

8. Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

36 | Telecom Half Year Report For the period ended 31 December 2012

Shareholder inquiries/ contact details

Telecom is a company incorporated with limited liability under the New Zealand Companies Act 1993 and domiciled in New Zealand (Companies Office registration number 328287 and ARBN number 050 611 277).

Registered office

Level 2 Telecom Place

167 Victoria Street West Auckland 1010

Principal administrative office in Australia

Level 23

680 George Street Sydney NSW 2000 Ph +61 2 9009 9009

Company secretary

Laura Byrne

New Zealand registry

Computershare Investor Services Limited Private Bag 92119 Auckland 1142 Ph +64 9 488 8777 Fax +64 9 488 8787 New Zealand Toll Free 0800 737 100 Email: enquiry@computershare.co.nz Website: www.computershare.co.nz

Australian registry

Computershare Investor Services Pty Limited GPO Box 3329, Melbourne VIC 3001, Australia Ph +61 3 9415 4083 Australia Freephone: 1 800 501 366 Fax +61 3 9473 2500 Email: enquiry@computershare.co.nz Website: www.computershare.co.nz

designedbyinsight.com

United States registry

Details for Depositary Receipts, Transfer Agent, and Registrar BNY Mellon Depository Receipts P.O. Box 43006 Providence, RI 02940-3006 United States Toll Free phone number for United States domestic calls:

+1 888 BNY ADRS (+1 888 269 2377) Number for international calls:

+1 201 680 6825

Email: shrrelations@bnymellon.com Website: www.bnymellon.com/shareowner

Shareholder inquiries

Shareholder inquiries about Telecom’s operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to: GM Capital Markets and Investor Relations Telecom New Zealand Limited Private Bag 92028 Auckland 1142 New Zealand

Contact phone numbers

Australia 1800 123 350 Canada 1800 280 0398 Hong Kong 800 962 867 New Zealand 0800 737 500 Singapore 800 641 1013 United Kingdom 0800 960 283 United States 1800 208 2130

For more information http://investor.telecom.co.nz investor.telecom.co.nz ARBN 050 611 277

Telecom Half Year Report For the period ended 31 December 2012 | 37

Telecomnz

investor.telecom.co.nz

ARBN 050 611 277

MEDIA RELEASE

22 February, 2013

TELECOM FY13 HALF YEAR RESULT

TELECOM ANNOUNCES $506 MILLION ADJUSTED EBITDA,

STRATEGIC SHIFT UNDERWAY

Telecom announced today adjusted earnings before interest, tax, depreciation and amortisation (EBITDA) of $506 million for the six month period ending 31 December 2012.

Total EBITDA of the group was $516 million compared with $1,656 million for the prior comparative period. Total net profit after tax was $163 million, compared with $1,006 million previously.

Comparisons with previous periods are complicated by the demerger of Chorus which took effect from December 2011. Reporting on continuing operations, after adjusting for non-recurring or unusual items, provides a more meaningful view of Telecom’s performance as a separate company. On this basis, adjusted EBITDA of $506 million was 3.7% higher than the prior comparative period, as reduced operating costs (principally due to lower labour costs and changes in Chorus trading arrangements) more than offset a decline in operating revenue.

The following table summarises Telecom group results from its continuing operations:

	REPORTED	ADJUSTED	ADJUSTED
	H1 FY13 $M	H1 FY13 $M	H1 FY12 $M	CHANGE
Total revenues	2,135	2,125	2,322	–8.5%
Operating costs	1,619	1,619	1,834	–11.7%
EBITDA	516	506	488	3.7%
Net earnings	163	156	99	57.6%
Capex	246	246	189	30.2%
Free cash flow	270	260	299	–13.0%

The Directors have declared an interim dividend of 8 cents per share (9 cents in the corresponding half year), carrying 75% imputation credits. The Dividend Reinvestment Plan has been retained and shares will be issued at the prevailing market price applied to ordinary shares.

Commenting on the result, Chairman Mark Verbiest said Telecom has begun the strategic shift from a traditional fixed line and mobile infrastructure company to a competitive, future-oriented mobile and data-centric service provider.

“Behind the headline numbers, our business is changing significantly. Mobile revenue is higher on the back of demand growth and there has been good growth in net customer connections since the closure of the CDMA network. On the other hand, fixed calling revenue has continued to decline in line with industry trends and following a strategic decision by our Australian unit AAPT to rationalise some low margin business. These revenue shifts reflect the major global trends as the telecommunications sector is becoming increasingly focused on mobile and data.

“In recognition of these new business realities, management is moving quickly to develop and implement a new corporate strategy. More details will be shared with investors in May. The Board fully supports management’s commitment to fast-track the changes necessary to make Telecom a more competitive, customer-focused company with a clear focus on the data and mobility future.”

H1 FY13 Highlights

Chief executive Simon Moutter said a focus during the half year was to improve market share performance in key segments by demonstrating clearly to customers a renewed determination to offer great products at competitive prices.

“In mobile, our overall mobile customer base has fallen as expected with the closure of the legacy CDMA network at the end of July, but we have experienced strong growth since August with 103,000 net additional connections. A key growth driver was the introduction of New Zealand’s best value pre-paid pack, which offers generous allowances of calling, text and data for $19 per month and has proved very popular with customers. In addition, our flanking brand, Skinny, increased its popularity especially among younger consumers. We also focused on managing our subscriber acquisition and retention costs (SARC) to improve margins in our mobile business.

“We took further steps to improve our Smartphone mobile network. By December, we completed a programme to upgrade around 50% of the 3G network with Dual Carrier HSPA+ capability, building capacity and doubling download speeds for customers with Dual Carrier capable devices which are becoming more widely available. We are progressively extending coverage further across the 3G network, which already reaches 97% of where New Zealanders live and work, through initiatives such as planned co-location on more than 120 cell sites being developed under the Government’s Rural Broadband Initiative. In December, we also began technical trials of next generation 4G LTE network technology, with customer trials commencing in February 2013.

“In broadband, we resolved to stabilise our market share after several years of progressive share decline. Our move in September to refresh our portfolio of broadband plans with new sharply-priced offerings met with a pleasing customer response. Over the half year, we acquired a net 13,000 additional customers, a good performance in the context of an intensively competitive marketplace. Although the combination of competitive pressures and our new pricing has impacted margins in the broadband business, we believe the right strategy is to look to consolidate our market share ahead of the rollout of our UFB product offering from the fourth quarter (April to June) of this financial year.

“We also showed our new competitive edge in December with a breakthrough approach to pricing for international data roaming. We introduced new flat rates of $6 per day for roaming in Australia and $10 per day in other top travel destinations. The flat fee approach provides certainty and simplicity, encouraging our customers to use their mobile devices overseas as they would in New Zealand and putting an end to any concerns about nasty bill shocks on the return home. The move is resonating strongly with our customers - in January 2013 (the first full month of the new pricing), roaming volumes were nearly three times higher than a year earlier,” Mr Moutter said.

Telecom’s ICT services division Gen-i experienced continued price-based competition and is focused on exiting low margin business and delivering cost reduction initiatives. “Gen-i maintains a leadership position in business markets, with a strong market share position in mobile among business customers,” Mr Moutter commented. “We see good opportunities to strengthen the suite of ICT solutions delivered over our networks and, increasingly, via the Cloud - not just for Gen-i’s traditional customer base, but also for smaller and medium sized businesses serviced by either Gen-i or our Retail business.”

FY13 full year guidance

In August 2012, Telecom had indicated it expected flat to low single digit EBITDA decline in the current financial year. Telecom now expects adjusted EBITDA to be in the range $1,040 – $1,060 million. This change in guidance is primarily due to the broadband market having been more competitive than anticipated previously, as well as a softening in Gen-i’s outlook.

“This guidance excludes any one-off costs associated with implementing the strategy which we anticipate recognising in the second half. We have a highly complex business and our operating costs are higher than our industry peers. We believe it is imperative that we move quickly to execute the new strategy and we must have a competitive cost base to succeed in a fast-changing marketplace,” Mr Moutter commented.

ENDS

For investor enquiries, please contact:

Mark Laing

GM Capital Markets & Investor Relations

+64 (0)27 2275890

For media enquiries, please contact:

Andrew Pirie

GM Corporate Relations

+64(0)27 5550275

Forward-looking statements and disclaimer

This announcement includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; risks related to the sharing arrangements with Chorus, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This release includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2.	Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4.	ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5.	Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

6.	Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

7.	Adjusted operating revenue. Adjusted operating revenue excludes significant one-off gains.

8.	Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

9.	Pro-forma EBITDA. EBITDA adjusted to reflect changes in Chorus trades upon demerger.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Telecom New Zealand

H1 FY13 RESULT BRIEFING

Chief Executive Officer - Simon Moutter

Chief Financial Officer - Nick Olson

Agenda

Initial Observations

Strategy Overview & Initial Interventions

Group Result

Capital Management

Guidance

2

Initial Observations

In best shape to compete since 2004, particularly in mobile

We have some great assets (technology, products, people)

Our brands are strong and can further broaden their appeal

Our people want us to be more competitive and ambitious

3

Initial Observations

Little management time is spent on regulation

Real opportunity to focus resources on what matters most, our customers

Anywhere, anytime broadband connectivity to applications hosted within our network or the cloud is now a real prospect

4

Telecom Post Demerger

T2 does not = T1 - C2

T1

T2

Customer service

Customer intimate

Vertically integrated returns

Reseller margins in fixed

Fixed line centric

Increasingly mobile centric

Regulatory obligations

Lead the market

Legacy cost base

Simplification required

Walk backwards slowly

Compete to grow sensibly

5

Our Strategic Shift

FROM a traditional fixed and mobile infrastructure company …

TO a future-oriented, competitive provider of communication, entertainment and IT services delivered over our networks and the Cloud

6

Emerging Strategic Priorities

Revolutionise Customer Experiences

Simplify The Business

Win Key Markets

Win The Future

7

Initial Strategic Interventions

Initial Objectives

Actions Taken

Results to date

Build new strategy

Strategy built

Now moving to implementation planning

Stabilise share in broadband

Rebased broadband plans

On track to holding broadband share

Re-orientated the organisation to sell

Grow share in mobile and stimulate usage revenues

Rebased mobile plans

Growing market share and value post closure of CDMA

Re-orientated the organisation to sell

Granular SARC Management

SARC/Rev ratio improved 6% points

Maintain cost out momentum

Further simplification

7% reduction in labour costs

Review Chorus trades

More efficient consumption of inputs

8

Demonstrating we will offer value at competitive prices

Get 30GB of broadband data

and local calling for just $75 per month, for all of 2013

NZ’s best Prepaid Pack just got better

Now you can talk and text for free

to any Telecom mobile this summer*

*Fair use policy applies

Off to Oz? Careful you don’t get burnt

$6 a day for data when roaming in Australia

Fair use policy applies

$75 per month

Offer available until 31st January 2013

$19 TALK & TEXT FREE

60 Mins

5000 Texts

500MB

Sign up by 31 January

$6 per day NZ time

Find out more

9

Stabilise share in Broadband

TELECOM RETAIL NET BROADBAND ADDITIONS

0

5

10

15

20

25

30

(000)’s

H1 FY11

H2 FY11

H1 FY12

H2 FY12

H1 FY13

NZ MARKET NET BROADBAND ADDITIONS

0

10

20

30

40

50

60

H1 FY11

H2 FY11

H1 FY12

H2 FY12

H1 FY13 estimate

(000)’s

13k net additions, improved access churn

Rebasing of plans having negative impact on revenues

10

Grow share in Mobile

& stimulate Usage Revenues

TELECOM - 1 MONTH ACTIVE MOBILE BASE

(000)’s

2,000

1,800

1,600

1,400

1,200

1,000

800

600

CDMA Closure

Jun-12

Jul-12

Aug-12

Sep-12

Oct-12

Nov-12

Dec-12

NZ MOBILE USAGE REVENUES

$M

300

310

320

330

340

350

360

370

H1 FY11

H2 FY11

H1 FY12

H2 FY12

H1 FY13

4 consecutive months of base growth following closure of CDMA network on 31 July

11

Some lead indicators are encouraging

Strong growth in mobile connections, 103k net adds since closure of CDMA

Mobile usage revenues up 4% in H1, 5% in Q2

Postpaid SARC/Rev ratio improved 6% points

13k net broadband adds in H1

Retail access churn slowing, 5% in H1

21% growth in Gen-i IT Solutions EBITDA

7% reduction in labour costs, 5% excl AAPT

Further platform and product rationalisation 4,500 spot codes removed from system

1 SARC/Rev = subscriber acquisition and retention costs / expected customer usage revenues

12

But still areas of concern

NZ fixed calling declining at 12%

Low margins on entry level broadband plans

Despite cost out activity to date, cost base remains uncompetitive

Gen-i market evolving rapidly, with increased competitive intensity

AAPT faces a tough operating environment

Wholesale revenues at risk as customers seek network cost savings

13

We must realign & simplify our business

Previous initiatives over recent years have had an impact

Still have a highly complex business

Our operating costs are higher than our industry peers

We must have a competitive cost base to succeed in fast-changing marketplace

Imperative we move quickly to execute new strategy

Expect material one off costs in H2 assosciated with strategy implemantation

14

Group results

REPORTED ADJUSTED ADJUSTED1

H1 FY13 H1 FY13 H1 FY12 CHANGE

$M $M $M

Total Revenues

Operating Costs

EBITDA

Net Earnings

Capex

Free Cash flow

EPS (cps)

2,135 2,125 2,322 -8.5%

1,619 1,619 1,834 -11.7%

516 506 488 3.7%

163 156 99 57.6%

246 246 189 30.2%

270 260 299 -13.0%

8.8 8.4 5.1 64.7%

1 Results from continuing operations

15

Revenues

REVENUE COMPARISON - H1 FY12 v H1 FY13

$M

2350 2300 2250 2200 2150 2100 2050 2000

2322 14 106 7 2195 21 49 2125

H1FY12 Revenue (Adj)

International transits

AAPT decline

Southern Cross

Adjusted NZ Revenues

Mobile Handset accounting

Underlying NZ decline

H1FY13 Revenue (Adj)

Top line decline 8.5%

Underlying NZ revenue decline 2%

$106m decline in AAPT- rationalisation of low margin customers

$21m negative impact from change in handset accounting

Underlying NZ decline more modest than top line decline

16

Costs

COST COMPARISON - H1 FY12 v H1 FY13

$M

1900 1850 1800 1750 1700 1650 1600 1550 1500

1834 107 1727 22 45 26 59 1619

FY11 Cost (Adj)

AAPT & Transit decline

Adj NZ Costs

Mobile COS

Change in Chorus trades

Labour costs

Other NZ decline

FY12 Cost (Adj)

Significant reductions in AAPT cost base

Increased mobile COS, due to higher acquisition rate

Change in Chorus trading arrangements

Labour costs excl AAPT, down 5%

Maintaining a disciplined approach to costs

17

Segment Results - EBITDA

H1 FY13 H1 FY12 CHANGE

$M $M

Retail

Gen-i

Wholesale & International

AAPT

T&SS

Corporate

Adjusted EBITDA

Pro forma adjustments

Pro forma EBITDA

357 346 3.2%

186 189 -1.6%

113 107 5.6%

36 40 -10.0%

-152 -155 1.9%

-34 -39 12.8%

506 488 3.7%

45 506 533 -5.1%

BU EBITDA result comparators are complicated by demerger

18

Capex

Capex

$M

-

50

100

150

200

250

300

350

H1 FY12

H2 FY12

H1 FY13

H2 FY13 Outlook

Capex from continuing operations

Prepaid spectrum

Pre demerger Chorus Capex

FY13 Capex Guidance remains ~$460m

Strategic investments in:

850 MHz spectrum

Dual-carrier

LTE trials

Optical Transport Network

Data centres (re-phased)

H1 FY13 Capex of $246m includes $55m of spectrum prepaid in prior year

19

Capital Management

Committed to conservative capital structure and single A credit rating

Debt

$919m net debt

$250m 7 year notes issued

Ave life of debt 3.3 years

Ave cost of funds 5.8%

Equity

$283m share buyback complete

8.0cps H1 dividend, imputed 75%

Intention to deregister ADR programme

No further share buybacks currently planned, other than to neutralise DRP

20

Guidance

FY121 FY13

Adjusted EBITDA $1,092m $1,040m to $1,060m2

Capex $392m ~$460m

Dividend 90% payout 90% payout

1 Pro-forma results from continuing operations

2 Previously flat to low single digit percentage decline Excludes one off costs in H2 associated with strategy implementation

21

Summary

Strategy developed & being implemented, more detail in May

Results reflect rebasing of broadband and mobile pricing

Some lead indicators are encouraging

Brands are gaining market traction

Moving quickly to execute against new strategy

Investor Day 16 May, in Auckland

22

Disclaimer

Forward-looking statements and disclaimer

This announcement includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; risks related to the sharing arrangements with Chorus, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This release includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1. EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2. Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3. Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4. ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5. Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

6. Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

7. Adjusted operating revenue. Adjusted operating revenue excludes significant one-off gains.

8. Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

9. Pro-forma EBITDA. EBITDA adjusted to reflect changes in Chorus trades upon demerger

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

23

Appendix

Business Unit performance

Restatements - partial cost allocation

24

Retail Performance

H1 FY13 H1 FY12 CHANGE

$M $M

External Revenues 927 962 -3.6%

EBITDA 357 346 3.2%

Customer satisfaction measures remain high

Heavy price based competition in fixed

Net broadband additions and reduced access churn following rebasing of plans

Strong performance in mobile

usage revenues up 6%

strong connection growth following the closure of CDMA

improved SARC management

Labour costs down 8%

Reduced Chorus costs following change in trades

25

Gen-i Performance

H1 FY13 H1 FY12 CHANGE

$M $M

External Revenues 618 647 -4.5%

Telco EBITDA 163 170 -4.1%

IT Solutions EBITDA 23 19 21.1%

Price based competition across fixed voice & data, mobile & IT

Mobile usage revenues down 2%, impacted by closure of CDMA

Focus on growing margin & profitability

Labour costs down 8%

Reduced Chorus costs following change in trades

26

Wholesale & International performance

H1 FY13 $M

H1 FY12 $M

CHANGE

External Revenues

280

297

-5.7%

EBITDA

113

107

5.6%

Revenue declines reflect exit of low margin transit revenues

Wholesale access revenues remain strong, albeit risks exist as customers seek network cost savings

Reduced inter-carrier costs due to price reductions and changes in Chorus trades

27

AAPT Performance

H1 FY13 $M

H1 FY12 $M

CHANGE

External Revenues

242

348

-30.5%

EBITDA

36

40

-10.0%

Continued price pressure & industry consolidation prior to NBN

Migration of final Consumer services to purchaser of consumer business

Focused on cost management and customer retention

Completed acquisition of Nextep in December, expected to be EBITDA neutral in FY13 and accretive thereafter

28

Shift to partial cost allocation

FULL COST ALLOCATION

PARTIAL COST ALLOCATION

Adjusted EBITDA

H1 FY12 $M

H1 FY12 $M

Retail

233

346

Gen-i

123

189

Wholesale & International

79

107

AAPT

40

40

T&SS

1

-155

Corporate

12

-39

Total EBITDA

488

488

Pro-forma adjustments

45

45

Pro-forma EBITDA

533

533

For H1 FY13 Telecom has shifted from full cost allocation to partial cost allocation.

Comparative financials for H1 FY12 have been represented as above

76

Telecom Group

Adjusted Group result

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	486	469	457	448	436
Calling	479	449	394	360	330
Interconnection	100	95	53	51	47
Mobile	405	420	445	459	455
Data	291	283	268	259	259
Broadband and internet	250	237	238	216	203
IT services	274	287	267	277	266
Resale	124	111	93	50	37
Other operating revenue	114	85	97	90	91
Other gains	14	13	10	8	1

Adjusted operating revenues and other gains	2,537	2,449	2,322	2,218	2,125

Adjusted operating expenses
Labour	421	411	411	386	384
Intercarrier costs	801	758	641	519	480
Other operating expenses	828	767	782	753	755

Adjusted operating expenses	2,050	1,936	1,834	1,658	1,619

Adjusted EBITDA - continuing operations	487	513	488	560	506
Adjusted EBITDA - discontinued operations	381	420	321	—	—

Adjusted EBITDA - total	868	933	809	560	506

Analysis & KPI’s

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Calling
National - $m	281	263	238	225	204
International - $m	180	165	139	120	112
Other - $m	18	21	17	15	14

	479	449	394	360	330
Broadband and internet
Broadband revenue - $m	226	216	219	201	191
Internet revenue - $m	24	21	19	15	12

	250	237	238	216	203
Other Operating Expenses
Mobile Cost of Sales - $m	126	117	153	182	175
Other Cost of Sales - $m	164	169	155	163	154
Other operating expenses - $m	538	481	474	408	426

	828	767	782	753	755

FTE Permanent - continuing operations	7,590	7,733	7,454	7,461	7,120
FTE Contractors - continuing operations	703	620	446	442	410

FTE Total - continuing operations	8,293	8,353	7,900	7,903	7,530

Basic EPS	9	—	52	8	9
Basic EPS (Adjusted)	8	12	12	9	8

Dividend per share declared	7.0	13.0	9.0	11.0	8.0

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenue and other gains
Wholesale & International	369	359	337	314	312
Retail	1,012	1,003	962	966	928
Gen-i	705	697	672	663	639
AAPT	477	423	370	294	263
T&SS	56	42	38	29	28
Corporate	55	42	45	50	44
Eliminations	(137)	(117)	(102)	(98)	(89)

	2,537	2,449	2,322	2,218	2,125

Adjusted EBITDA
Wholesale & International	107	99	107	114	113
Retail	354	364	346	382	357
Gen-i	170	194	189	200	186
AAPT	46	44	40	48	36
T&SS	(159)	(146)	(155)	(151)	(152)
Corporate	(31)	(42)	(39)	(33)	(34)

Continuing operations	487	513	488	560	506
Discontinued operations	381	420	321	—	—

Total group adjusted EBITDA	868	933	809	560	506

Telecom

Financial breakdown by business unit - Wholesale & International

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	107	111	117	119	124
Calling	136	126	103	91	84
Interconnection	12	11	10	11	10
Mobile	4	2	2	2	5
Data	42	49	49	49	46
Broadband and internet	1	—	—	1	—
Other operating revenue	9	9	10	9	11
Internal revenue	58	51	40	32	32
Other gains	—	—	6	—	—

	369	359	337	314	312

Adjusted operating expenses
Labour	14	14	12	10	10
Intercarrier costs	207	208	185	163	161
Other operating expenses	16	11	9	18	21
Internal expenses	25	27	24	9	7

	262	260	230	200	199

Adjusted EBITDA	107	99	107	114	113

The financial results of Wholesale & International represent, and have been re-presented for, continuing operations only and exclude certain regulated Wholesale results that have been allocated to discontinued operations.

Analysis & KPI’s - Wholesale & International

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Local Service
Access Lines (000)	402	414	417	440	442

Analysis of international transits:
International transit revenue - $m	114	104	85	74	71
International intercarrier costs - $m	96	88	67	57	55

FTE Permanent	266	259	206	206	207
FTE Contractors	4	7	2	3	—

FTE Total[1]	270	266	208	209	207

[1]	50 FTEs related to regulated Wholesale have been removed from the prior comparative periods H1 FY11 to H2 FY11.

Telecom

Financial breakdown by business unit - Retail

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Local service	320	305	296	285	272
Calling	155	147	134	126	118
Interconnection	61	61	22	20	20
Mobile	296	313	328	344	340
Data	10	9	9	9	9
Broadband and internet	150	150	158	157	149
IT services	6	5	4	5	3
Other operating revenue	14	13	11	14	16
Internal revenue	—	—	—	3	1
Other gains	—	—	—	3	—

	1,012	1,003	962	966	928

Adjusted operating expenses
Labour	71	67	66	67	61
Intercarrier costs	275	257	204	179	160
Other operating expenses	181	159	218	323	334
Internal expenses	131	156	128	15	16

	658	639	616	584	571

Adjusted EBITDA	354	364	346	382	357

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,099	1,061	1,023	976	949
Broadband connections (000)	580	591	598	599	612

FTE Permanent	1,962	1,805	1,778	1,725	1,606
FTE Contractors	96	134	123	125	138

FTE Total	2,058	1,939	1,901	1,850	1,744

Telecom

Financial breakdown by business unit - Gen-i

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Gen-i Total	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m

Adjusted operating revenues and other gains
Local service	50	48	44	44	40
Calling	75	75	68	65	62
Interconnection	7	6	3	2	2
Mobile	95	97	110	108	107
Data	168	147	140	134	132
Broadband and internet	11	8	8	9	9
IT services	268	282	263	272	262
Resale	2	2	1	1	—
Other operating revenue	8	6	6	4	4
Internal revenue	21	26	25	24	21
Other gains	—	—	4	—	—

	705	697	672	663	639

Adjusted operating expenses
Labour	162	156	156	138	144
Intercarrier costs	53	51	44	42	41
Other operating expenses	228	218	214	244	233
Internal expenses	92	78	69	39	35

	535	503	483	463	453

Adjusted EBITDA	170	194	189	200	186

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted EBITDA - Telecommunications solutions	155	165	170	173	163
Adjusted EBITDA - IT solutions	15	29	19	27	23

Total	170	194	189	200	186

Analysis & KPI’s - Gen-i

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Local Service
Access Lines (000)	78	76	74	73	68
Broadband connections (000)	19	19	19	20	19

FTE Permanent - Telcommunications solutions	986	953	880	903	906
FTE Permanent - IT solutions	1,556	1,580	1,448	1,436	1,341

Total FTE Permanent	2,542	2,533	2,328	2,339	2,247

FTE Contractors - Telcommunications solutions	67	36	25	27	20
FTE Contractors - IT solutions	241	199	119	106	94

Total FTE Contractors	308	235	144	133	114

FTE Total	2,850	2,768	2,472	2,472	2,361

Telecom

Analysis & KPI’s - Mobile

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	208	207	202	195	195
Data revenue - $m	135	137	146	157	166
Other mobile revenue - $m	48	66	90	100	86

	391	410	438	452	447

New Zealand average revenue per user (ARPU) 6 month active
ARPU - $ per month	26.87	26.64	29.18	29.14	34.61
Postpaid - $ per month	54.79	54.11	55.59	55.36	59.02
Prepaid - $ per month	9.52	9.63	10.29	9.35	10.83
Voice - $ per month	16.32	16.05	16.91	16.14	18.68
Data - $ per month	10.54	10.59	12.26	13.00	15.93

Number of mobile customers at period end (000) (New Zealand - Group) 6 month active
Postpaid	829	830	857	893	863
Prepaid	1,347	1,249	1,157	1,123	847
Internal postpaid	16	18	17	15	13

Total mobile customers (CDMA & WCDMA)[1]	2,192	2,097	2,031	2,031	1,723

WCDMA Postpaid (000)	518	607	723	830	876
WCDMA Prepaid (000)	492	576	669	735	847

Total WCDMA customers (000)[1]	1,010	1,183	1,392	1,565	1,723

Number of mobile customers at period end (000) (New Zealand - Group) 1 month active
Total mobile customers[1]				1,634	1,547

[1]	Mobile connections exclude MVNO connections.

Telecom

Financial breakdown by business unit - AAPT

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	A$m	A$m	A$m	A$m	A$m
Adjusted operating revenues and other gains
Local service	9	5	—	—	—	8	3	—	—	—
Calling	113	101	89	78	66	88	76	70	60	51
Interconnection	20	17	18	18	15	15	14	14	14	13
Mobile	10	8	5	5	3	8	6	4	4	3
Data	71	78	70	67	72	56	59	55	52	57
Broadband and internet	88	79	72	49	45	70	59	56	38	35
Resale	122	109	92	49	37	95	82	71	38	29
Other operating revenue	4	—	2	4	3	3	—	2	3	2
Internal revenue	40	26	22	24	21	32	19	17	18	15
Other gains	—	—	—	—	1	—	—	—	—	1

	477	423	370	294	263	375	318	289	227	206

Adjusted operating expenses
Labour	75	74	64	65	63	59	54	51	50	49
Intercarrier costs	264	241	208	134	118	207	182	162	104	92
Other operating expenses	61	41	38	30	34	48	30	29	24	28
Internal expenses	31	23	20	17	12	23	19	16	13	10

	431	379	330	246	227	337	285	258	191	179

Adjusted EBITDA	46	44	40	48	36	38	33	31	36	27

Analysis & KPI’s - AAPT

FTE Permanent	882	781	768	751	733
FTE Contractors	34	9	14	14	8

FTE Total	916	790	782	765	741

Telecom

Financial breakdown by business unit - T&SS

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Other operating revenue	7	8	14	24	28
Internal revenue	35	26	24	—	—
Other gains	14	8	—	5	—

	56	42	38	29	28
Adjusted operating expenses
Labour	53	54	62	57	57
Intercarrier costs	2	1	—	1	—
Other operating expenses	156	124	123	116	118
Internal expenses	4	9	8	6	5

	215	188	193	180	180

Adjusted EBITDA	(159)	(146)	(155)	(151)	(152)

Analysis & KPI’s - T&SS

FTE Permanent	1,382	1,805	1,766	1,814	1,733
FTE Contractors	222	201	117	132	133

FTE Total	1,604	2,006	1,883	1,946	1,866

Telecom

Financial breakdown by business unit - Corporate

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
IT services	—	—	—	—	1
Other operating revenue	43	27	33	35	29
Internal revenue	12	10	12	15	14
Other gains	—	5	—	—	—

	55	42	45	50	44
Adjusted operating expenses
Labour	46	46	51	49	49
Other operating expenses	32	25	25	22	15
Internal expenses	8	13	8	12	14

	86	84	84	83	78

Adjusted EBITDA	(31)	(42)	(39)	(33)	(34)

Analysis & KPI’s - Corporate

Southern Cross Dividends - $m	39	32	26	32	19
FTE Permanent	556	550	608	626	594
FTE Contractors	39	34	46	35	17

FTE Total	595	584	654	661	611

Telecom Group

Capex Summary

	H1 FY11[2]	H2 FY11[2]	H1 FY12[2]	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Transformation and regulation
FTTN	68	68	40	—	—
FNT	7	1	—	—	—
Retail NGT	40	25	23	13	—
Separation	57	34	12	—	—
UFB[1]	—	—	43	(14)	4
RBI	—	—	11	1	2
IT systems simplification	—	—	—	—	8
Other regulatory	2	3	1	3	5

Total transformation and regulation	174	131	130	3	19

Business sustaining
WCDMA mobile network	63	44	42	46	81
IT systems	29	26	25	34	42
Gen-i	37	29	13	51	20
AAPT	39	17	18	22	21
Southern Cross capacity	—	4	1	3	11
Network maintenance and growth	73	111	55	12	24
New products and services	29	32	18	6	12
Other business sustaining	36	40	23	26	16

Total business and sustaining	306	303	195	200	227

Total Group	480	434	325	203	246

Less: Discontinued operations capex	n/a	n/a	136	—	—

Continuing operations capex	n/a	n/a	189	203	246

Capital expenditure is presented on an accruals basis.

[1]	UFB costs for H1 FY12 and H2 FY12 were affected by reassessment made across FY12 of estimates made around demerger date.
[2]	Capital expenditure in periods H1 FY11 to H1 FY12 included amounts relating to the discontinued operations.

LAURA BYRNE

Company Secretary

Market Information Services Section

NZX Limited

Wellington

22 February 2013

Share Buyback Programme

Telecom Corporation of New Zealand Limited (“Telecom”) announces that it will undertake an on-market buyback of its ordinary shares. The purpose of the share buyback is to acquire an equivalent number of ordinary shares as will be issued pursuant to Telecom’s dividend reinvestment plan (“Plan”) for the dividend of 8.0 cents per ordinary share payable on Friday, 5 April 2013. The share buyback is intended to eliminate an increase in capital arising under the Plan and any consequential dilutionary effect for existing shareholders.

Share purchases may occur from Wednesday, 13 March 2013 and may continue for a period not exceeding 6 weeks.

Ordinary shares will be acquired on the New Zealand Stock Market.

Telecom may acquire up to 15 million of its ordinary shares in this buyback, although it anticipates that the number of shares it will actually acquire, based on current market prices and historic participation rates in the Plan, to be closer to 5 million shares.

Yours faithfully

Laura Byrne

Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand